From: DAN COFALL [dcofall@msn.com]
Sent: Friday, December 29, 2006 7:34 PM
To: Jonathan Tripp
Subject: Re: Extension

To Jonathan,
You have my permission and my appreciation for filing the 1225b for Harrell Hospitality Group, Inc.
Kind Regards,
Dan Cofall-EVP, CFO